Exhibit 99.2

Central Gold-Trust

Management’s Discussion and Analysis

December 31, 2007

Management’s Discussion and Analysis (MD&A)

The financial statements of Central Gold-Trust (“Gold-Trust”) are presented in United States dollars and prepared in accordance with Canadian Institute of Chartered Accountants (“CICA”) Accounting Guidline 18 and with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5 to 8 should be referred to as supplementary information to this discussion and analysis.

Gold-Trust is a passive, self-governing, single purpose trust established by Declaration of Trust on April 28, 2003.  Its purpose is  to acquire, hold and secure gold bullion on behalf of its Unitholders.  Gold-Trust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  Gold-Trust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The senior executive officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to Gold- Trust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the fiscal year ended December 31, 2007.

Results of Operations — Changes in Net Assets

Changes in net assets, as reported in U.S. dollars, from period to period, are primarily a result of any unit offerings and the changing market price of gold.  The following table summarizes gold prices and the changes in net assets in U.S. dollars:

	Years ended December 31
	2007	2006	2005
Unrealized appreciation of holdings (in millions)	$29.0	$15.1	$9.2
Net income for the period (in millions)	$28.5	$14.6	$8.9
Net income per unit	$7.30	$4.46	$2.72
Total net assets (in millions)	$125.9	$79.3	$64.7
Change in net assets from prior year (in millions)	$46.6	$14.6	$8.9
% change from prior year	58.7%	22.6%	16.0%
Gold price (U.S. $ per fine ounce)	$836.50	$635.70	$513.00
% change from prior year	31.6%	23.9%	17.1%

In fiscal 2007, net assets as reported in U.S. dollars increased by 58.7% or $46.6 million.  A large portion of this increase was attributable to the public offering completed on April 5, 2007 as described in Note 4 to the financial statements.  The unit issue was completed at a premium over the net asset value per unit at the time of pricing, such that there was no dilution of the interests of existing Unitholders.  Net proceeds from the issue were $18,086,640,  of which $16,523,169 was used to purchase 24,787 fine ounces of gold bullion in physical bar form.  The balance of the net proceeds, $1,563,471, was retained by Gold-Trust in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets of  $28.5 million was primarily attributable to a 31.6% increase in the price of gold during the year.

The increase in net assets was nominally affected by the loss before unrealized appreciation of holdings during the year.

In fiscal 2006, net assets as reported in U.S. dollars increased by 22.6% or $14.6 million.  The increase in net assets was attributable to a 23.9% increase in the price of gold during the year.

The increase in net assets was nominally affected by the loss before unrealized appreciation of holdings during the year.

In fiscal 2005, net assets as reported in U.S. dollars increased by 16.0% or $8.9 million.  The increase in net assets was primarily attributable to a 17.1% increase in the price of gold during the year.

The increase in net assets was nominally affected by the loss before unrealized appreciation of holdings during the year.

Summary of Quarterly Financial Information

		Quarter ended (in US$)			Year ended (in US$)
2007	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$13,845,299	13,734,491	(1,696,895)	3,221,337	29,104,232
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$13,680,430	13,582,157	(1,846,639)	3,065,441	28,481,389
Net income (loss) per unit inclusive of unrealized appreciation (depreciation) of holdings	$3.42	3.40	(0.46)	0.94	7.30

		Quarter ended (in US$)			Year ended (in US$)
2006	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$4,460,318	(1,736,445)	3,922,987	8,494,532	15,141,392
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$4,333,319	(1,858,328)	3,791,542	8,360,272	14,626,805
Net income (loss) per unit inclusive of unrealized appreciation (depreciation) of holdings	$1.32	(0.57)	1.16	2.55	4.46

2005	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$4,895,479	4,501,625	1,178,432	(1,285,846)	9.289,690
Net income (loss) inclusive of unrealized appreciation (depreciation) of holdings	$4,798,862	4,410,656	1,078,696	(1,386,928)	8,901,286
Net income (loss) per unit inclusive of unrealized appreciation (depreciation) of holdings	$1.46	1.35	0.33	(0.42)	2.72

Forward-looking Observations

Changes in the market price of gold are the primary cause of changes in the net asset value per unit. Assuming as a constant exchange rate, the rate which existed on December 31, 2007 of $0.9881 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately  U.S. $3.09 per unit or Cdn $3.06 per unit.

When expressed in U.S. dollar terms, Gold-Trust’s net asset value per unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Gold-Trust’s net assets are gold, which is priced in

U.S. dollars.  However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 98% of Gold-Trust’s net assets are denominated in U.S. dollars, including gold bullion and cash deposits.  An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

Changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on the net asset value per unit as reported in Canadian dollars.   As previously mentioned, over 98% of Gold-Trust’s net assets are denominated in U.S. dollars.  Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Results of Operations — Net Income

Gold-Trust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, Gold-Trust seeks only to maintain adequate cash reserves to enable it to pay the expenses of maintaining Gold-Trust.  Gold-Trust’s actual revenues were a small portion of its total income.  However, the CICA Accounting Guideline 18, requires Gold-Trust to record unrealized appreciation (depreciation) of holdings in income.  Accordingly, for the last three fiscal periods, Gold-Trust has reported net income.  Gold-Trust expects to generate some cash flow from its holdings of cash equivalents and may sell bullion certificates only if necessary to replenish cash reserves.

Gold-Trust does not anticipate the payment of regular distributions. In the event of any sales of gold that result in capital gains, as indicated in note 1(d) to the financial statements on page 5, distributions may be made.

Fiscal 2007 Compared to Fiscal 2006

Net income of $28,481,389 for the 2007 fiscal year was 94.7% higher than the 2006 net income of $14,626,805.  The major component of this increase was the unrealized appreciation of holdings.  Interest income was higher compared to the prior year as both the average balances of interest-bearing cash deposits and bank interest rates increased.

The increase in net assets during the year had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets.  Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased dollar prices of gold bullion being held.

The expenses of maintaining Gold-Trust, expressed as a percentage of the average of the month-end net assets were 0.61%  for fiscal 2007 compared with 0.67% in fiscal 2006.

Fiscal 2006 Compared to Fiscal 2005

Net income of $14,626,805  for the 2006 fiscal year was 64.3% higher than the 2005 net income of $8,901,286.  The major component of this increase was the unrealized appreciation of holdings.  Interest income was higher compared to the prior year as both the average balances of interest-bearing cash deposits and bank interest rates increased.

The increase in net assets during fiscal 2006, which was primarily attributable to the increase in the price of gold, had an impact on several expense categories.  Administration fees, which are calculated monthly based on the net assets at each month-end, increased during the year as a direct result of the higher level of net assets.  Similarly, safekeeping fees, stock exchange fees and some other expenses increased to reflect the increased dollar prices of gold bullion being held.  Legal and audit fees increased mainly due to the listing of the units on the American Stock Exchange.

The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, was 0.67% for the 2006 fiscal year compared with 0.68% in  fiscal 2005.

Liquidity and Capital Resources

All of Gold-Trust’s assets are liquid.  Gold-Trust holds small cash reserves that generate some interest income primarily to be applied to pay expenses.  At December 31, 2007, Gold-Trust’s cash reserves, including cash equivalents, were $2,405,629.  The comparable figure at December 31, 2006 was $1,237,551.  The ability of Gold-Trust to have sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Gold-Trust not have sufficient cash to meet its needs in the future, minor portions of Gold-Trust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of units.  Sales of gold could result in Gold-Trust realizing either capital losses or gains.  During the fiscal year ended December 31, 2007, Gold-Trust’s cash reserves increased by $1,168,078  The primary sources and uses of cash were as follows:

Sources of Cash

The primary inflow of cash was the cash portion retained from the proceeds of the issuance of units from the April 2007 public offering of $18,086,640.  An additional $98,486 was interest income earned on short-term cash deposits.

Uses of Cash

The primary outflow of cash during the year involved the purchase of gold bullion with the proceeds from the unit issue referred to above.  Gold-Trust paid $16,523,169 to purchase 24,787 fine ounces of gold.

During fiscal 2007, total expenses were $622,843 of which $493,879 was paid.  The balance of $128,964 reflects changes in accruals and the foreign currency exchange loss between the 2006 and 2007 year ends.

Risk Factors

The avoidance of risk is uppermost in the purpose, construct and defensive stewardship of Gold-Trust.  Gold bullion owned by Gold-Trust is stored in segregated safekeeping in the treasury vaults of the Canadian Imperial Bank of Commerce (the “Bank”) and is insured by the Bank.

Gold-Trust’s purpose is to hold gold on behalf of its Unitholders.  Gold-Trust’s gold assets are traded internationally and are denominated in U.S. dollars.  As at December 31, 2007, Gold-Trust’s assets consisted of 95.0% gold bullion, 3.2% gold certificates and 1.8% cash and interest-bearing cash deposits and other working capital.

Gold-Trust does not engage in any borrowing, leasing, lending or hedging activities involving its assets.  Consequently, the value of Gold-Trust’s units will depend on, and typically fluctuate with,  the changing prices of gold.

The principal factors affecting the price of Gold-Trust’s units are factors which affect the currency prices of gold.  The gold price may be affected at any time by various unpredictable international, economic, monetary and political factors.  Macroeconomic considerations include: expectations of future inflation rates; fluctuations in the exchange rates of the U.S. dollar, the principal currency in which gold is quoted; interest rate volatility; and, unexpected global, or regional, political or economic incidents.

Related party information

Please refer to Note 5  on page 7 of this Annual Report.

Other

Gold-Trust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of Gold-Trust’s expenses are paid, and Gold-Trust’s units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond Gold-Trust’s control, there can be no assurance that such fluctuations will not have an effect on Gold-Trust’s accounts or on the trading value of Gold-Trust’s units in Canadian dollars.

The Administrator anticipates U.S. dollar denominated prices of gold bullion will increase over time. The impact of inflation should be reflected in Gold-Trust’s financial statements which are prepared to report market values, and in the market value of the 3,992,500 voting units issued and outstanding.

The Trustees will consider, from time to time, the issue of additional units at a net price that would be non-dilutive to present Unitholders’ interests. Additional unit issues to enlarge Gold-Trust’s asset base should enable a reduction in the expense ratio per unit and broaden exchange trading liquidity to the advantage of all Unitholders of Gold- Trust.

Gold-Trust is advised that U.S. investors investing in Gold-Trust units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in Gold-Trust units.

This Report dated February 14, 2008, annual information forms, notices of annual meetings and information circulars, press releases, financial and other information are available at www.sedar.com and www.gold-trust.com.